UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-42294

Wellchange Holdings Company Limited

(Translation of registrant’s name into English)

Unit 7 On 25th Floor Global Gateway Tower, No.63 Wing Hong Street,

Kowloon, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Resignation of Mr. Shi Zhu as an Independent Director

On July 27, 2026, Mr. Shi Zhu (“Mr. Shi”) notified the board of directors (the “Board”) of Wellchange Holdings Company Limited (the “Company”) of his resignation as an independent director of the Company, effective July 27, 2026. Mr. Shi had served as an independent director of the Company since September 4, 2025. Mr. Shi’s resignation was not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Composition of the Board and Committees

Following Mr. Shi’s resignation, the Board consists of the following five directors: Mr. Shek Kin Pong (Chairman and Chief Executive Officer), Mr. Tang Chi Hin (Executive Director), Ms. Chung Hiu Tung, Mr. Lau Yun Chau and Mr. Lau Chun. Each of Ms. Chung Hiu Tung, Mr. Lau Yun Chau and Mr. Lau Chun is an independent director, and the Board continues to be composed of a majority of independent directors.

The committees of the Board remain composed as follows. The Audit Committee comprises Ms. Chung Hiu Tung (Chair), Mr. Lau Yun Chau and Mr. Lau Chun. The Compensation Committee comprises Mr. Lau Chun (Chair), Ms. Chung Hiu Tung and Mr. Lau Yun Chau. The Nominating and Corporate Governance Committee comprises Mr. Lau Yun Chau (Chair), Ms. Chung Hiu Tung and Mr. Lau Chun. Each member of each committee is an independent director under Rule 5605(a)(2) of the Nasdaq Listing Rules.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Wellchange Holdings Company Limited

Date: July 28, 2026	By:	/s/ Shek Kin Pong
	Name:	Shek Kin Pong
	Title:	Chief Executive Officer

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